Unilens Names Michael Pecora President and Chief Executive Officer, Succeeding A. W. Vitale Who Will Retire July 31, 2007

LARGO, Fla., July 24 /PRNewswire-FirstCall/ -- Unilens Vision Inc.

(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced the appointment by the Board of Directors of Michael J. Pecora as President and Chief Executive Officer, succeeding Alfred W. Vitale who announced his planned retirement effective July 31, 2007.

“Al Vitale is an extraordinary leader, whose vision and commitment significantly contributed to the success of our business during his 15-year career as CEO,” said Michael Pecora. Mr. Vitale has served as Chairman, CEO and President of Unilens since 1992. He will remain a Director and Chairman of the Board as well as a consultant and special advisor to Mr. Pecora and the Board of Directors through December 31, 2007.

“We are very fortunate to have an executive of Michael Pecora’s caliber to succeed me as President and Chief Executive Officer said A. W. Vitale. Michael who has served as our Vice President and Chief Financial Officer has successfully managed our business and directed the growth of the Company. He has the experience, perspective and leadership skills to be an exceptional President and CEO.” Mr. Pecora has served as our Chief Financial Officer and CFO of Unilens Corp, USA our operating subsidiary since August 3, 1994.

Leonard F. Barker has been named Vice President and Chief Financial Officer, succeeding Mr. Pecora. Mr. Barker joined Unilens as Manager of Accounting on August 22, 2005. Prior to joining Unilens, Mr. Barker was Manager of Financial Reporting for Eckerd Corporation and held various accounting positions over a 33-year career with the former Eckerd drug store chain. “We are pleased to have Len Barker, a proven financial veteran to assume the position of Chief Financial Officer,” said Michael Pecora.

About Unilens Vision Inc. -- “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard Barker CFO, Unilens Vision Inc. at (727) 544-2531

SOURCE Unilens Vision Inc.

-0- 07/24/2007

/CONTACT: Leonard Barker, CFO of Unilens Vision Inc., +1-727-544-2531/